================================================================================
                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549
                       -----------------------------

                             AMENDMENT NO. 1 TO

                                  FORM T-3

              FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                   UNDER THE TRUST INDENTURE ACT OF 1939

                        REORGANIZED COMDISCO, INC.*
                           NEW LEASING CO., INC.*
                            (Name of Applicants)

              6111 North River Road, Rosemont, Illinois 60018
                  (Address of principal executive offices)
================================================================================

        Securities to be Issued Under the Indenture to be Qualified:

              Title of Class                             Amount

Variable Rate Senior Secured Notes due 2004   Aggregate principal amount of
                                                      $400,000,000
                     ----------------------------------

 Approximate date of proposed public offering: Upon the Effective Date under the Plan, presently anticipated to be on or about August 13, 2002.
                     ----------------------------------
                             Ronald C. Mishler
       President, Chief Operating Officer and Chief Financial Officer
                               Comdisco, Inc.
                           6111 North River Road
                          Rosemont, Illinois 60018
                               (847) 518-5200

                              With copies to:
                          L. Byron Vance III, Esq.
              Skadden, Arps, Slate, Meagher & Flom (Illinois)
                     333 West Wacker Drive, Suite 2100
                          Chicago, Illinois 60606
                               (312) 407-0700

* See Explanatory Note on following page.
================================================================================
The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

================================================================================

                              EXPLANATORY NOTE

         As set forth in greater detail in Item 2 herein, the Notes are to be issued under the terms and subject to the conditions set forth in the Plan, which contemplates certain reorganization transactions, including the formation of, or other reorganization transaction involving, the Company and NLC. As a result, the legal entities that will ultimately be the co-issuers of the Notes are not yet formed or are not yet known. Therefore, Existing Comdisco is filing this application on Form T-3 on behalf of the Applicants. The Plan and the implementation thereof is subject to amendment and modification by the Debtors and approval by the Court and the various holders of claims against and interests in the Debtors. Accordingly, all of the information contained in this application on Form T-3 is subject to completion, amendment or modification. The Applicants, or Existing Comdisco on behalf of the Applicants, will provide such completed, amended or modified information by amendment to this application. Existing Comdisco is filing this Amendment No. 1 on behalf of the Applicants to update the description of certain provisions of the Indenture contained in Section 8 of this application and to file as exhibits to this application the forms of certificate of incorporation and by-laws of each of the Company and NLC, the form of Indenture, a cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the TIA, and a Form T-1 qualifying Wells Fargo Bank Minnesota, National Association, as trustee under the Indenture to be qualified. Capitalized terms used in this Explanatory Note without definition have the meanings ascribed to them in Items 1, 2 and 4 below.

                                  GENERAL

1.       General Information.

(a)      Form of Organization.

         Each of Reorganized Comdisco, Inc. (the "Company") and New Leasing Co., Inc. ("NLC") is anticipated to be a corporation. The Company and NLC are collectively referred to herein as the "Applicants."

(b)      State or Other Sovereign Power Under the Laws of Which Organized.

         Each of the Company and NLC is anticipated to be incorporated under the laws of the State of Delaware. The mailing address for each Applicant is c/o Comdisco, Inc., 6111 North River Road, Rosemont, Illinois 60018.

2.       Securities Act Exemption Applicable.

         On July 16, 2001, Comdisco, Inc., a Delaware corporation ("Existing Comdisco"), and fifty of its domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Code, as amended (the "Bankruptcy Code"), in the United States Bankruptcy Court for the Northern District of Illinois (Existing Comdisco and its domestic subsidiaries, in such capacity, the "Debtors," and the Bankruptcy Court, the "Court"). Since such time, the Debtors have continued to operate their businesses and manage their properties as debtors in possession.

         The Company intends that the Applicants will offer, under the terms and subject to the conditions set forth in the Disclosure Statement (the "Disclosure Statement") and an accompanying Joint Plan of Reorganization of the Debtors under Chapter 11 of the Bankruptcy Code (as amended or supplemented from time to time, the "Plan"), copies of which are included as exhibits T3E-1 and T3E-2 respectively to this application, the Variable Rate Senior Secured Notes due 2004 (the "Notes") in an aggregate principal amount equal to $400,000,000. The Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the "Indenture"), a copy of which is filed as Exhibit T3C to this application, to be dated as of the effective date of the Plan (the "Effective Date"). The Notes will be secured by a security interest in all of the issued and outstanding capital stock of NLC and New Ventures Company, a direct wholly-owned subsidiary of NLC ("New Ventures"), and in all other U.S. entities directly owned by either of the Applicants. Pursuant to the Plan, on the Effective Date, or as soon as practicable thereafter, the Notes will be issued to holders of allowed Class C-4 Claims (consisting of general unsecured claims against the Debtors) in partial satisfaction of their claims against the Debtors. For a more complete description of the Notes, reference is made to the Indenture.

         The Company intends that the Notes will be offered by the Applicants in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 1145 of Title 11 of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (1) the securities are issued by the debtor (or its successor) under a plan of reorganization; (2) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (3) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Company believes that the offer and exchange of the Notes under the Plan will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above.

                                AFFILIATIONS

3.       Affiliates.

         (a) Set forth below is a list of all direct and indirect subsidiaries of Existing Comdisco, all of which are wholly owned by Existing Comdisco or its subsidiaries unless otherwise indicated. The names of indirectly owned entities are indented and listed under their direct parent entities:

         (i) Prior to the Effective Date:


                                                                                 Percent                  Percent
                             Affiliate Name                                       Owned                    Owned
                     (Jurisdiction of Organization)                          of Direct Parent         by the Company

CDC Realty, Inc. (Illinois)                                                         100%                    100%
CDO Capital, L.L.C. (Delaware) *                                                  98.28%                    100%
CDO RM, Inc. (Delaware)                                                             100%                    100%
     CDO Capital, L.L.C. (Delaware) *                                              1.72%                    100%
CDS Foreign Holdings, Inc. (Delaware)                                               100%                    100%
     Comdisco Holdings (U.K.) Limited (United  Kingdom) *                         55.15%                    100%
         Comdisco United Kingdom Limited (United Kingdom)                           100%                    100%
     Comdisco Technology Services (Ireland) Limited (Ireland)                       100%                    100%
     Promodata SNC (France) *                                                         1%                    100%
Comdisco (Switzerland), S.A. (Switzerland)                                          100%                    100%
     Comdisco Factoring (Nederland) B.V. (Netherlands)                              100%                    100%
         Comdisco Deutschland GmbH (Germany)                                        100%                    100%
              CCS Deutschland GmbH (Germany)                                        100%                    100%
Comdisco Australia Pty. Ltd. (New South Wales) #                                  99.99%                  99.99%
     Comdisco New Zealand (New Zealand)                                             100%                  99.99%
Comdisco Austria GmbH (Austria)                                                     100%                    100%
     Comdisco Ceska Republika s.r.o. (Czech Republic)                               100%                    100%
Comdisco Canada Ltd. (Ontario)                                                      100%                    100%
     Comdisco Canada Equipment Finance Limited Partnership (Ontario)                 99%                     99%
     Comdisco Canada Finance L.L.C. (Delaware) *                                     99%                    100%
Comdisco Equipment Solutions, Inc. (Delaware)                                       100%                    100%
Comdisco Equipment Solutions, Inc. (Japan)                                          100%                    100%
Comdisco Equipment Solutions, Ltd. (Cayman Islands)                                 100%                    100%
     CES Holdings Europe C.V. (Netherlands) *                                         1%                    100%
         Comdisco Equipment Solutions (Europe) B.V. (Netherlands)                   100%                    100%
              Comdisco Canada Finance, L.L.C. (Delaware)                              1%                    100%
     Comdisco Asia Pte Ltd (Singapore)                                              100%                    100%
     Comdisco Equipment Solutions Holdings N.V. (Netherland-Antilles)               100%                    100%
         CES Holdings Europe C.V. (Netherlands) *                                    99%                    100%
Comdisco Finance (Nederland) B.V. (Netherlands)                                     100%                    100%
Comdisco Financial Services, Inc. (Delaware)                                        100%                    100%
Comdisco France S.A. (France) #                                                   99.98%                  99.98%
     Promodata SNC (France) *                                                        99%                    100%
Comdisco GmbH & Co. Leasing and Finance KG (Germany) *                            99.25%                    100%
     Comdisco Lease Finance Partnership, L.P. (Cayman Islands)*                   99.33%                    100%
Comdisco Healthcare Group, Inc. (Delaware)                                          100%                    100%
Comdisco Holdings (U.K.) Limited (United Kingdom)*                                44.85%                    100%
     Comdisco United Kingdom Limited (United Kingdom)                               100%                    100%
         Comdisco Belgium S.P.R.L. (Belgium)                                        100%                    100%
         Comdisco Direct (UK) Limited (United Kingdom)                              100%                    100%
         Comdisco Espana, S.L. (Spain)                                              100%                    100%
         Comdisco Ireland Limited (Ireland)                                         100%                    100%
         Comdisco Sweden A.B. (Sweden)                                              100%                    100%
Comdisco Hungaria Kft. (Hungary)                                                    100%                    100%
Comdisco International Holdings, Inc. (Illinois)                                    100%                    100%
Comdisco International Holdings, Ltd. (Cayman Islands)                              100%                    100%
Comdisco Investment Group, Inc. (Delaware)                                          100%                    100%
     Comdisco GmbH & Co. Leasing and Finance KG (Germany) *                        0.74%                    100%
         Comdisco Lease Finance Partnership, L.P. (Cayman Islands) *              99.33%                    100%
Comdisco Italia S.p.A. (Italy) #                                                     95%                     95%
Comdisco Labs, Inc. (Delaware)                                                      100%                    100%
Comdisco Lease Finance Partnership, L.P. (Cayman Islands) *                        0.67%                    100%
Comdisco Management GmbH (Germany)                                                  100%                    100%
     Comdisco GmbH & Co. Leasing and Finance KG (Germany) *                        0.01%                    100%
Comdisco Medical Exchange, Inc. (Delaware)                                          100%                    100%
Comdisco Polska Sp.z.o.o. (Poland)                                                  100%                    100%
Comdisco Software Development Company Limited (Ireland)                             100%                    100%
Comdisco Technology Services (Holland) B.V. (Netherlands)                           100%                    100%
Comdisco Trade, Inc. (Delaware)                                                     100%                    100%
     Comdisco de Mexico, S.A. de C.V. (Mexico) *                                     10%                    100%
Comdisco de Mexico, S.A. de C.V. (Mexico) *                                          90%                    100%
Comdisco do Brasil Comercial Ltda. (Brazil) #                                     99.99%                  99.99%
Computer Discount Corporation (Illinois)                                            100%                    100%
Hybrid Venture Partners, L.P. (Delaware)                                             30%                     30%
Prism Communication Services, Inc. (Delaware)                                     95.52%                   95.52%
     Prism Arizona Operations, LLC (Delaware)                                       100%                   95.52%
     Prism California Operations, LLC (Delaware)                                    100%                   95.52%
     Prism Canada Operations, Inc. (Delaware)                                       100%                   95.52%
     Prism Canadian Operations, LLC (Delaware)                                      100%                   95.52%
     Prism Colorado Operations, LLC (Delaware)                                      100%                   95.52%
     Prism Connecticut Operations, LLC (Delaware)                                   100%                   95.52%
     Prism Delaware Operations, LLC (Delaware)                                      100%                   95.52%
     Prism District of Columbia Operations, LLC (Delaware)                          100%                   95.52%
     Prism Florida Operations, LLC (Delaware)                                       100%                   95.52%
     Prism Georgia Operations, LLC (Delaware)                                       100%                   95.52%
     Prism Illinois Operations, LLC (Delaware)                                      100%                   95.52%
     Prism Indiana Operations, LLC (Delaware)                                       100%                   95.52%
     Prism Investments, Inc. (Delaware)                                             100%                   95.52%
     Prism Kansas Operations, LLC (Delaware)                                        100%                   95.52%
     Prism Kentucky Operations, LLC (Delaware)                                      100%                   95.52%
     Prism Leasing, LLC (Delaware)                                                  100%                   95.52%
     Prism Management Services, LLC (Delaware)                                      100%                   95.52%
     Prism Maryland Operations, LLC (Delaware)                                      100%                   95.52%
     Prism Massachusetts Operations, LLC (Delaware)                                 100%                   95.52%
     Prism Michigan Operations, LLC (Delaware)                                      100%                   95.52%
     Prism Minnesota Operations, LLC (Delaware)                                     100%                   95.52%
     Prism Missouri Operations, LLC (Delaware)                                      100%                   95.52%
     Prism New Jersey Operations, LLC (New Jersey)                                  100%                   95.52%
     Prism New York Operations, LLC (Delaware)                                      100%                   95.52%
     Prism North Carolina Operations (Delaware)                                     100%                   95.52%
     Prism Ohio Operations, LLC (Delaware)                                          100%                   95.52%
     Prism Operations, LLC (Delaware)                                               100%                   95.52%
     Prism Oregon Operations, LLC (Delaware)                                        100%                   95.52%
     Prism Pennsylvania Operations, LLC (Delaware)                                  100%                   95.52%
     Prism Resp Org, LLC (Delaware)                                                 100%                   95.52%
     Prism Rhode Island Operations, LLC(Delaware)                                   100%                   95.52%
     Prism Texas Operations, LLC (Delaware)                                         100%                   95.52%
     Prism Virginia Operations, LLC (Delaware)                                      100%                   95.52%
     Prism Washington Operations, LLC (Delaware)                                    100%                   95.52%
     Prism Wisconsin Operations, LLC (Delaware)                                     100%                   95.52%
Rosemont Equities, LLC (Delaware)                                                   100%                    100%
Rosemont Venture Management I, L.L.C. (Delaware)                                    100%                    100%
Technology Receivables, L.L.C. (Delaware)                                           100%                    100%

_______________________________
* Multiple parents.
# Remaining shares held by directors of the entity as required by applicable law.

          (ii) After the Effective Date, the following is a list of all of the anticipated direct and indirect subsidiaries of the Company, all of which are anticipated to be wholly owned by the Company or its subsidiaries unless otherwise indicated:


                                                                                 Percent                  Percent
                             Affiliate Name                                       Owned                    Owned
                     (Jurisdiction of Organization)                          of Direct Parent         by the Company

New Europe Holding Company (Delaware) +                                             100%                    100%
     Comdisco Australia Pty Ltd (New South Wales)                                   100%                    100%
         Comdisco New Zealand (New Zealand)                                         100%                    100%
     Comdisco Canada Limited (Ontario)                                              100%                    100%
         Comdisco Canada Equipment Finance Limited Partnership (Ontario)             99%                     99%
         Comdisco Canada Finance L.L.C. (Delaware) *                                 99%                    100%
     Comdisco do Brazil Commercial Ltda. (Brazil) #                               99.99%                  99.99%
     Comdisco Equipment Solutions, Inc. (Japan)                                     100%                    100%
     Comdisco Equipment Solutions, Inc. (Delaware)                                  100%                    100%
     Comdisco Foreign Holdings, Inc. (Delaware)                                     100%                    100%
         Comdisco Austria GmbH (Austria)                                            100%                    100%
              Comdisco Ceska Republika s.r.o. (Czech Republic)                      100%                    100%
         Comdisco Equipment Solutions Ltd. (Cayman Islands)                         100%                    100%
              Comdisco Asia Pte Ltd. (Singapore)                                    100%                    100%
              Comdisco Equipment Solutions Holdings N.V.                            100%                    100%
              (Netherland-Antilles)
                  CES Holdings Europe C.V. (Netherlands) *                           99%                    100%
              CES Holdings Europe C.V. (Netherlands) *                                1%                    100%
                  Comdisco Equipment Solutions (Europe) B.V.                        100%                    100%
                  (Netherlands)
                      Comdisco Canada Finance, L.L.C. (Delaware)                      1%                    100%
         Comdisco France S.A.  (France) #                                         99.98%                  99.98%
              Promodata SNC  (France) *                                              99%                    100%
         Comdisco Finance (Nederland) B.V.  (Netherlands)                           100%                    100%
         Comdisco GmbH & Co. Leasing and Finance KG  (Germany) *                  99.25%                    100%
              Comdisco Lease Finance Partnership (Cayman Islands) *                  99%                    100%
         Comdisco Holdings (U.K.) Limited (United Kingdom)                          100%                    100%
              Comdisco United Kingdom Limited (United Kingdom)                      100%                    100%
                  Comdisco Belgium S.P.R.L. (Belgium)                               100%                    100%
                  Comdisco Espana S.L. (Spain)                                      100%                    100%
                  Comdisco Ireland Limited (Ireland)                                100%                    100%
                  Comdisco Sweden A.B. (Sweden)                                     100%                    100%
         Comdisco Hungaria Kft. (Hungary)                                           100%                    100%
         Comdisco Italia S.p.A. (Italy) #                                            95%                     95%
         Comdisco Lease Finance Partnership (Cayman Islands) *                        1%                    100%
         Comdisco Management GmbH (Germany) *                                       100%                    100%
              Comdisco GmbH & Co. Leasing and Finance KG (Germany) *               0.01%                    100%
         Comdisco Polska S.p.z.o.o. (Poland)                                        100%                    100%
         Promodata SNC  (France) *                                                    1%                    100%
         Comdisco Software Development Company, Ltd. (Ireland)                      100%                    100%
         Comdisco (Switzerland) S.A. (Switzerland)                                  100%                    100%
              Comdisco Factoring (Nederland) B.V. (Netherlands)                     100%                    100%
                  Comdisco Deutschland GmbH (Germany)                               100%                    100%
                      CCS Deutschland GmbH (Germany)                                100%                    100%
         Comdisco Technology Service (Holland) B.V. (Netherlands)                   100%                    100%
         Comdisco Technology Service (Ireland) B.V. (Ireland)                       100%                    100%
     Comdisco International Holdings Ltd. (Cayman Islands)                          100%                    100%
     Comdisco Investment Group, Inc. (Delaware)                                     100%                    100%
         Comdisco GmbH & Co. Leasing and Finance KG  (Germany) *                   0.74%                    100%
New Leasing Co., Inc. (Delaware) +                                                  100%                    100%
     New Ventures Company (Delaware) +                                              100%                    100%

_________________________
* Multiple parents.
+ Entity has not yet been formed or organized. Information will supplied by amendment.
# Remaining shares held by directors of the entity as required by applicable law.

(b) See Item 4 for "Directors and Executive Officers" of the Applicants, some of whom may be deemed to be "affiliates" of the Applicants by virtue of their positions.

(c) See Item 5 for "Principal Owners of Voting Securities" of the
Applicants, some of whom may be deemed to be "affiliates" of the Applicants by virtue of their holdings.

(d) Except as set forth in Items 3, 4 and 5 of this application, the Applicants' affiliates, including the basis of control with respect thereto, will be unchanged upon the Effective Date.


                           MANAGEMENT AND CONTROL

4.       Directors and Executive Officers.

         (a)      Current Directors and Executive Officers.

              (1) The following table sets forth the names of, and all offices held by, all current directors and executive officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939 (the "TIA"), respectively) of Existing Comdisco. The mailing address for each director and executive officer listed below is c/o Comdisco, Inc., 6111 North River Road, Rosemont, Illinois 60018.

         Norman P. Blake, Jr.               Chairman of the Board, Director and
                                            Chief Executive Officer

         C. Keith Hartley                   Director

         Rick Kash                          Director

         Harry M. Jansen Kraemer, Jr.       Director

         Carolyn L. Murphy                  Director

         Thomas H. Patrick                  Director

         Nicholas K. Pontikes               Director

         William N. Pontikes                Director and Executive Vice
                                            President

         James F. Voelker                   Director

         Robert E.T. Lackey                 Executive Vice President, Chief
                                            Legal Officer and Secretary

         Ronald C. Mishler                  President, Chief Operating Officer
                                            and Chief Financial Officer

         Nazneen Razi                       Executive Vice President and Chief
                                            Administrative Officer

         Gregory D. Sabatello               Executive Vice President and Chief
                                            Information Officer

         Robert E. Koe                      President and Chief Executive
                                            Officer (Comdisco Europe, a division
                                            of Comdisco, Inc.)

         Francis J. Cirone                  Senior Vice President

         Jeffrey L. McCoy                   Senior Vice President and Treasurer

         John R. McNally, Jr.               Senior Vice President and President
                                            (Corporate Asset Management, a
                                            division of Comdisco, Inc.)

         Lloyd Cochran                      Vice President (Financial Planning
                                            and Analysis)

         Michael D. Felish                  Vice President (Tax)

         David S. Reynolds                  Controller

              (2) As of the date of the filing of this amendment, the Applicants have not been formed or organized and therefore do not have any directors or executive officers. The names of, and all offices held by, all directors and executive officers (as defined in Sections 303(5) and 303(6) of the TIA, respectively) of the Company and NLC prior to the Effective Date will be provided by amendment to this application when such information becomes available. The mailing address for each such director and executive officer is anticipated to be c/o Comdisco, Inc., 6111 North River Road, Rosemont, Illinois 60018.

         (b) Directors and Executive Officers as of the Effective Date. As of the Effective Date, the board of directors of the Company initially will consist of five members: the Official Committee of Unsecured Creditors shall be entitled to appoint four directors and the Chief Executive Officer, who shall be Chairman of the board of directors, shall be the fifth director. The board of directors of NLC shall consist of directors as determined by the Company on the Effective Date or thereafter. The mailing address for the directors of the Applicants is c/o Comdisco, Inc., 6111 North River Road, Rosemont, Illinois 60018.

         The executive officers referred to in Item 4(a) above for the Company will continue to serve as executive officers as of the Effective Date, with the exception of the Chief Executive Officer of the Company. As of the Effective Date, Ronald C. Mishler will become the new Chief Executive Officer of the Company. The address for each such executive officer is c/o Comdisco, Inc., 6111 North River Road, Rosemont, Illinois 60018.

         The executive officers referred to in Item 4(a) above for NLC will continue to serve as executive officers, as of the Effective Date. The address for each such executive officer is c/o Comdisco, Inc., 6111 North River Road, Rosemont, Illinois 60018.

5.       Principal Owners of Voting Securities.

         (a) Voting Securities as of the Date of this Application. Presented below is certain information regarding each person owning 10% or more of the voting securities of Existing Comdisco as of the date of this application. The information with respect to the holders of Existing Comdisco's voting securities is drawn from information that has been publicly filed with the SEC. The mailing address for Existing Comdisco is 6111 North River Road, Rosemont, Illinois 60018. Information regarding each person owning 10% or more of the voting securities of the Applicants will be provided by amendment to this application when such information becomes available. NLC is anticipated to be a wholly-owned direct subsidiary of the Company.

             (i) Existing Comdisco

             Name and Complete Mailing Address  Voting Security
             ---------------------------------  ---------------

             Nicholas K. Pontikes               22,850,447 shares of Common
             1212 West Lill Avenue                 Stock *
             Chicago, Illinois 60614            15.18% of Common Stock

             * Based on information contained in an Amendment No. 5 to Schedule 13D filed by Mr. Pontikes with the SEC on January 11, 2002.

             (ii)     Company

             Information regarding each person owning 10% or more of the voting securities of the Company will be provided by amendment to this application when such information becomes available.

             (iii)    NLC

             Information regarding each person owning 10% or more of the voting securities of NLC will be provided by amendment to this application when such information becomes available.

         (b) Voting Securities as of the Effective Date. Information regarding each person expected, on the basis of present holdings, commitments and information, to own 10% or more of the Company's voting securities outstanding as of the Effective Date will be provided by amendment to this application when it becomes available. NLC is anticipated to continue to remain a wholly-owned subsidiary of the Company as of the Effective Date.

         Under the Plan, holders of allowed Class C-4 Claims will receive a pro rata share, based on the respective amounts of their claims, of New Common Shares to be issued and outstanding following the Effective Date. For purposes of the following calculations, the Applicants have assumed that the total amount of the allowed Class C-4 Claims will be $4,057,081,334. The Debtors estimate, however, that the equity value of the New Common Shares will be approximately $528.1 million, approximately 13.0% of the total amount of allowed Class C-4 Claims. As described in Item 7(b) below, the total amount of the allowed Class C-4 Claims may not be fully known until after the Effective Date.


                                UNDERWRITERS

6.       Underwriters.

         (a) As of the date of the filing of this application, no person has acted as an underwriter for any securities of the Applicants within the three years prior to the date of the filing. Except for the persons listed below, within the three years prior to the date of the filing of this application no other person acted as an underwriter of any securities of Existing Comdisco which were outstanding on the date of this application:


         Name and Address of Underwriter             Security Underwritten
         -------------------------------             ---------------------

         Banc of America Securities LLC(1)           9.500 % Senior Notes due August 15, 2003
         2800 Sears Tower                            7.250 % Senior Notes due September 1, 2002
         Chicago, IL  60606

         Banc One Capital Markets, Inc.              9.500 % Senior Notes due August 15, 2003
         1 Banc One Plaza
         16th Floor
         Chicago, IL  60670-0084

         Barclays Capital Inc.                       7.250 % Senior Notes due September 1, 2002
         222 Broadway
         New York, NY  10038

         Bear, Stearns & Co., Inc.                   9.500 % Senior Notes due August 15, 2003
         245 Park Avenue                             7.250 % Senior Notes due September 1, 2002
         New York, NY  10167

         Credit Lyonnais Securities (USA) Inc.       7.250 % Senior Notes due September 1, 2002
         1301 Avenue of the Americas
         New York, NY  10019

         Deutsche Bank Securities Inc.               9.500 % Senior Notes due August 15, 2003
         31 West 52nd Street
         New York, NY  10019

         Merrill Lynch, Pierce, Fenner               9.500 % Senior Notes due August 15, 2003
                  & Smith Incorporated               7.250 % Senior Notes due September 1, 2002
         4 World Financial Center
         5th Floor
         New York, NY  10080

         Salomon Smith Barney Inc.                   9.500 % Senior Notes due August 15, 2003
         8700 Sears Tower                            7.250 % Senior Notes due September 1, 2002
         Chicago, IL  60606

         Mellon Financial Markets, LLC               9.500 % Senior Notes due August 15, 2003
         1 Mellon Bank Center, Room 475
         Grant Street
         Pittsburgh, PA  15258

         UBS Warburg LLC(2)                            7.250 % Senior Notes due September 1, 2002
         677 Washington Boulevard
         Stamford, CT  06901

__________
1  Successor to Nationsbanc Montgomery Securities LLC.

2  Successor to Warburg Dillon Read LLC.


         (b) No person is acting, or proposed to be acting, as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

                             CAPITAL SECURITIES

7.       Capitalization.

         (a) Capital Securities on June 30, 2002. The following tables set forth certain information with respect to each authorized class of securities of Existing Comdisco as of June 30, 2002. Information regarding each authorized class of securities of each of the Applicants will be provided by amendment to this application when such information becomes available.

              (i) Existing Comdisco

                         Title of Class                                Amount Authorized           Amount Outstanding
------------------------------------------------------------------ -------------------------- -----------------------------
Comdisco Stock (Common Stock),                                            750,000,000          150,558,942 shares issued
$0.10 par value per share                                              shares authorized            and outstanding
------------------------------------------------------------------ -------------------------- -----------------------------
Comdisco Ventures Stock (Common Stock),                                   750,000,000             No shares issued and
$0.10 par value per share                                              shares authorized              outstanding
------------------------------------------------------------------ -------------------------- -----------------------------
Undesignated Common Stock,                                                300,000,000             No shares issued and
$0.10 par value per share                                              shares authorized              outstanding
------------------------------------------------------------------ -------------------------- -----------------------------
Series C Junior Participating Preferred Stock,                              200,000               No shares issued and
$0.10 par value per share                                              shares authorized              outstanding
------------------------------------------------------------------ -------------------------- -----------------------------
Series D Junior Participating Preferred Stock,                              200,000               No shares issued and
$0.10 par value per share                                              shares authorized              outstanding
------------------------------------------------------------------ -------------------------- -----------------------------
Undesignated Preferred Stock,                                             99,600,000              No shares issued and
$0.10 par value per share                                              shares authorized              outstanding
------------------------------------------------------------------ -------------------------- -----------------------------
6.375 % Senior Notes due November 30, 2001                               $250,000,000                 $249,900,000
------------------------------------------------------------------ -------------------------- -----------------------------
6.000 % Senior Notes due January 30, 2002                                $350,000,000                 $345,030,000
------------------------------------------------------------------ -------------------------- -----------------------------
5.950 % Senior Notes due April 30, 2002                                  $350,000,000                 $345,000,000
------------------------------------------------------------------ -------------------------- -----------------------------
7.250 % Senior Notes due September 1, 2002                               $350,000,000                 $257,505,000
------------------------------------------------------------------ -------------------------- -----------------------------
6.125 % Senior Notes due January 15, 2003                                $250,000,000                 $193,970,000
------------------------------------------------------------------ -------------------------- -----------------------------
6.130 % Senior Notes due August 1, 2006                                  $275,000,000                 $267,115,000
------------------------------------------------------------------ -------------------------- -----------------------------
9.500 % Senior Notes due August 15, 2003                                 $500,000,000                 $477,000,000
------------------------------------------------------------------ -------------------------- -----------------------------
6.850 % Series H Medium Term Notes due August 9, 2001                     $25,000,000                 $25,000,000
------------------------------------------------------------------ -------------------------- -----------------------------
7.230 % Series H Medium Term Notes due August 16, 2001                    $62,500,000                 $62,500,000
------------------------------------------------------------------ -------------------------- -----------------------------
7.250 % Series H Medium Term Notes due September 20, 2001                $100,000,000                 $100,000,000
------------------------------------------------------------------ -------------------------- -----------------------------
7.020 % Series H Medium Term Notes due September 24, 2001                 $30,000,000                 $30,000,000
------------------------------------------------------------------ -------------------------- -----------------------------
7.620 % Series H Medium Term Notes due March 29, 2002                     $25,000,000                 $25,000,000
------------------------------------------------------------------ -------------------------- -----------------------------
7.750 % Series H Medium Term Notes due April 11, 2003                    $100,000,000                 $47,500,000
------------------------------------------------------------------ -------------------------- -----------------------------
6.620 % Series E Medium-Term Notes due November 1, 2001                   $25,000,000                 $25,000,000
------------------------------------------------------------------ -------------------------- -----------------------------
6.650 % Series G Medium-Term Notes due November 13, 2001                 $106,000,000                 $106,000,000
------------------------------------------------------------------ -------------------------- -----------------------------
6.340 % Series G Medium-Term Notes due January 11, 2002                   $19,000,000                 $19,000,000
------------------------------------------------------------------ -------------------------- -----------------------------
6.200 % Series G Medium-Term Notes due March 29, 2002                     $20,000,000                 $20,000,000
------------------------------------------------------------------ -------------------------- -----------------------------
6.290 % Series G Medium-Term Notes due June 30, 2003                      $19,000,000                  $4,750,000
------------------------------------------------------------------ -------------------------- -----------------------------
9.500 % Series B Medium-Term Notes due January 28, 2002                   $15,000,000                 $15,000,000
------------------------------------------------------------------ -------------------------- -----------------------------


                  (ii)     Company

                  Information regarding each authorized class of securities of the Company will be provided by amendment to this application when such information becomes available.

                  (iii)    NLC

                  Information regarding each authorized class of securities of NLC will be provided by amendment to this application when such information becomes available.

         (b) Capital Securities as of the Effective Date. The anticipated authorized classes of securities, and the numbers of authorized and outstanding securities of the Applicants, as of the Effective Date, are set forth below.

              (i) Company

-------------------------------------------------------------- ----------------------------- ------------------------------
                       Title of Class                               Amount Authorized             Amount Outstanding
-------------------------------------------------------------- ----------------------------- ------------------------------
New Common Stock, $0.01 par value per share                     Unknown; to be provided by    Unknown; to be provided by
                                                                        amendment                      amendment
-------------------------------------------------------------- ----------------------------- ------------------------------
Variable Rate Senior Secured Notes due 2004 *                          $400,000,000                  $400,000,000
-------------------------------------------------------------- ----------------------------- ------------------------------
11% Subordinated Secured Notes due 2005 *                           up to $500,000,000            up to $500,000,000
-------------------------------------------------------------- ----------------------------- ------------------------------

* NLC is anticipated to be a co-issuer of these securities.

              (ii) NLC

-------------------------------------------------------------- ----------------------------- ------------------------------
                       Title of Class                               Amount Authorized             Amount Outstanding
-------------------------------------------------------------- ----------------------------- ------------------------------
Common Stock, $0.01 par value per share                         Unknown; to be provided by    Unknown; to be provided by
                                                                        amendment                      amendment
-------------------------------------------------------------- ----------------------------- ------------------------------
Variable Rate Senior Secured Notes due 2004 *                          $400,000,000                  $400,000,000
-------------------------------------------------------------- ----------------------------- ------------------------------
11% Subordinated Secured Notes due 2005 *                           up to $500,000,000            up to $500,000,000
-------------------------------------------------------------- ----------------------------- ------------------------------

* The Company is anticipated to be a co-issuer of these securities.

         The Company will hold back from the initial issuance of New Common Shares and Notes on the Effective Date a percentage of, among other things, New Common Shares and the Notes (the "Reserve") to be issued to holders of allowed Class C-4 Claims. The reason for this is that the total amount of, and the identities of the holders of, the allowed Class C-4 Claims will not be known until after the Effective Date, either because certain allowed Class C-4 Claims will be Disputed Claims (as defined in the Plan) or because those Claims will not have been made by their holders prior to the Effective Date.

         The initial distribution with respect to allowed Class C-4 Claims will be made only to the holders of allowed Class C-4 Claims that have been allowed prior to the Effective Date (the "Cutoff Date"). Once the total amount of the allowed Class C-4 Claims has been determined, the shares of New Common Shares and the Notes held in the Reserve will be distributed pro rata on a quarterly basis among the holders of the allowed Class C-4 Claims (the date of this distribution, the "Quarterly Distribution Date"). Distributions are not required to be made on a Quarterly Distribution Date if the value of the property held in the Reserve is insufficient.

         (c) Voting Rights.

              (1) Company. The current holders of Existing Comdisco's Common Stock are entitled to one vote for each share held of record on all matters voted upon by stockholders, and a majority vote is required for all action to be taken by stockholders. Cumulative voting of shares is prohibited. No holder of any other securities of Existing Comdisco is entitled to vote on matters submitted to a vote of stockholders. The voting rights of the New Common Stock of the Company issued on the Effective Date will be identical to the voting rights of Existing Comdisco's Common Stock described in this Item 7(c)(1). Under the Plan, Existing Comdisco's existing Common Stock will be cancelled as of the Effective Date.

              (2) NLC. The anticipated holder of NLC's Common Stock, the Company, is anticipated to be entitled to one vote for each share held of record on all matters voted upon by stockholders, and a majority vote is anticipated to be required for all action to be taken by stockholders. Cumulative voting of shares is anticipated to be prohibited. No holder of any other securities of NLC is anticipated to be entitled to vote on matters submitted to a vote of stockholders. The voting rights of NLC's Common Stock on and after the Effective Date will be identical to the voting rights of NLC's Common Stock described in this Item 7(c)(2).


                            INDENTURE SECURITIES

8.       Analysis of Indenture Provisions.

         The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto. The following general description is subject to amendment, modification and completion upon finalization of the Indenture. Capitalized terms used below and not defined herein have the meanings given to such terms in the Indenture.

         (a) Events of Default; Withholding of Notice

             An "Event of Default" occurs under the Indenture if:

              (1) the Applicants default in the payment when due of interest on the Notes and such default continues for a period of 30 days;

              (2) the Applicants default in the payment when due of principal of or premium, if any, on the Notes whether at maturity, upon redemption (including in connection with an offer to purchase) or otherwise;

              (3) the Applicants or certain of their subsidiaries fail to comply with the restrictions concerning modifications to corporate existence or mergers, consolidations or sales of all or substantially all assets;

              (4) the Applicants fail to observe or perform any other covenant, representation, warranty or other agreement under the Indenture or the Notes for 60 days after written notice to (i) the Applicants by the Trustee or (ii) the Applicants and the Trustee by the holders of at least 25% in aggregate principal amount of the Notes then outstanding;

              (5) a default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Applicants (but not including any indebtedness or obligation for which recourse is limited to the property purchased), whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated, aggregates $25.0 million or more and such Indebtedness is not paid or such acceleration is not annulled within 10 days after written notice to the Applicants of such acceleration;

              (6) the rendering of a final judgment or final judgments for the payment of money is/are entered by a court or courts of competent jurisdiction against either the Company or NLC and such judgment or judgments remain undischarged for a period (during which execution shall not be effectively stayed) of 60 days, provided that the aggregate of all such undischarged judgments (to the extent not covered by insurance) exceeds $10.0 million;

              (7) the Company or NLC pursuant to or within the meaning of any applicable U.S. Federal or State or other applicable bankruptcy, insolvency, reorganization or other similar law: (i) commences a voluntary case; (ii) consents to the entry of an order for relief against it in an involuntary case; (iii) consents to the appointment of a custodian of it or for all or substantially all of its property; (iv) makes a general assignment for the benefit of its creditors; (v) admits in writing its inability to pay its debts as the same becomes due; or (vi) generally is not paying its debts as they become due; or

              (8) a court of competent jurisdiction enters an order or decree under any applicable U.S. Federal or State or other applicable bankruptcy, insolvency, reorganization or other similar law that: (i) is for relief against the Company or NLC in an involuntary case; (ii) appoints a custodian of the Company or NLC or for all or substantially all of the property of the Company or NLC; or (iii) orders the liquidation of the Company or NLC other than pursuant to the Plan; and the order or decree remains unstayed and in effect for 60 consecutive days.

         If any Event of Default (other than an Event of Default specified in clause (7) or (8) above with respect to the Company or NLC) occurs and is continuing, then and in every such case the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may, by a notice in writing to the Applicants, declare all the Notes to be due and payable immediately. Upon any such declaration, the Notes will become due and payable immediately. Notwithstanding the foregoing, if an Event of Default specified in clause (7) or (8) above occurs with respect to the Company or NLC, all outstanding Notes shall be due and payable immediately without further action or notice. At any time after such a declaration of acceleration has been made, the holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Applicants and the Trustee may, on behalf of all of the holders, rescind and annul such declaration of acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal, interest or premium, if any, that has become due solely because of the acceleration) have been cured or waived.

         Holders of not less than a majority in aggregate principal amount of the then outstanding Notes by written notice to the Applicants and the Trustee may, on behalf of the holders of all of the Notes, waive an existing default or Event of Default and its consequences hereunder, except
(i) a continuing default or Event of Default in the payment of the principal of, premium, if any, or interest on, the Notes (including in connection with an offer to purchase) or (ii) with respect to any covenant or provision of the Indenture which cannot be modified or amended without the consent of the holders of each outstanding Note affected; provided, however, that the holders of a majority in aggregate principal amount of the then outstanding Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration. Upon any such waiver, such default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured for every purpose of the Indenture; provided, however, that no such waiver will extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

         If an Event of Default specified in clause (1) or (2) of the first paragraph above occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Applicants for the whole amount of principal of, premium, if any, and interest remaining unpaid on the Notes and interest on overdue principal and, to the extent lawful, interest and such further amount as will be sufficient to cover the compensation to the Trustee and its agents for all services rendered by them as will have been agreed upon in writing from time to time among the Trustee or such agents, as the case may be, and the Applicants and the costs and expenses of collection, including the reasonable expenses, disbursements and advances of the Trustee (including the reasonable compensation and the reasonable expenses and disbursements of its agents and counsel).

         If a default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee will mail to holders of Notes a notice of the default or Event of Default within 90 days after the occurrence of such default or Event of Default. Except in the case of a default or Event of Default in payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold the notice if and so long as a committee of its responsible officers in good faith determines that withholding the notice is in the interests of the holders of the Notes.

         (b) Authentication and Delivery of the Notes under the Indenture and Application of Proceeds thereof.

         The Notes shall be executed on behalf of the Applicants by any two
(2) of the Chairman of the Board, Chief Executive Officer, the President, any Vice President, the Secretary, any Assistant Secretary, the Chief Operating Officer, the Chief Financial Officer, the Controller, the Treasurer or any Assistant Treasurer (collectively, the "Officers") of both the Company and NLC. The signature of any of these Officers on the Notes may be manual or facsimile. If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note will nevertheless be valid. A Note will not be valid until authenticated by the manual signature of an authorized signatory of the Trustee on the certificate of authentication of the Note. The signature will be conclusive evidence that the Note has been authenticated under the Indenture.

         The Trustee will, upon a written order of the Applicants signed by two (2) Officers of both the Company and NLC specifying the date on which the Notes are to be authenticated, authenticate Notes for original issue up to the aggregate principal amount of the Notes. The aggregate principal amount of Notes outstanding at any time may not exceed such amount except as otherwise provided by the express terms of the Indenture. The Trustee may appoint an authenticating agent acceptable to the Applicants to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so.

         The Notes will be issued pursuant to the Plan to holders of allowed Class C-4 claims (consisting of general unsecured claims against the Company) in partial satisfaction of their claims against the Company; accordingly, no proceeds will be derived from the issuance of the Notes.

         (c) Release of any Note Collateral Subject to the Lien of the Indenture.

         The Notes will be secured by a security interest in all of the issued and outstanding capital stock of NLC, New Ventures and in all other U.S. entities directly owned by either of the Applicants (the "Collateral"). Collateral may be released from the security interest created by the pledge agreement and other security documents (the "Collateral Documents") at any time or from time to time, and the Collateral Documents may be terminated, in accordance with the provisions of the Indenture and the Collateral Documents.

         The release of any Collateral from the terms of the Indenture and of the Collateral Documents or the release of, in whole or in part, the liens created by the Collateral Documents, or the termination of the Collateral Documents, will not be deemed to impair the lien on the Collateral in contravention of any Indenture provision if and to the extent the Collateral or liens are released, or the Collateral Documents are terminated, pursuant to the Indenture and the applicable Collateral Documents. The Trustee and each of the holders acknowledge that a release of Collateral or a lien strictly in accordance with the terms of the Collateral Documents will not be deemed for any purpose to be an impairment of the lien on the Collateral in contravention of the terms of the Indenture. Notwithstanding the foregoing, at any time when an Event of Default has occurred and is continuing and the maturity of the Notes has been accelerated (whether by declaration or otherwise) and the Trustee has delivered a notice of acceleration to the collateral agent, no release of Collateral pursuant to the provisions of the Collateral Documents will be effective as against the holders of Notes or the Trustee, except in connection with foreclosure sales.

         To the extent applicable, the Applicants will cause TIA ss. 313(b), relating to reports, and TIA ss. 314(d), relating to the release of property or securities from the lien and security interest of the Collateral Documents and the Indenture and relating to the substitution therefor of any property or securities to be subjected to the lien and security interest of the Collateral Documents and the Indenture, to be complied with. Any certificate or opinion required by TIA ss. 314(d) may be made by an Officer of the applicable Applicant except in cases where TIA ss. 314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser, accountant or other expert selected or approved by the Trustee and the collateral agent in the exercise of reasonable care.

         (d) Satisfaction and Discharge of the Indenture.

         The Indenture will be discharged and will cease to be of further effect as to all Notes issued, when:

             (1) either:

                   A. all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Applicants) have been delivered to the Trustee for cancellation; or

                   B. all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and the Issuers have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable government securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

              (2) no default or Event or Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation or of, or constitute a default under, any other instrument to which either of the Applicants is a party or by which either of the Applicants is bound;

              (3) the Applicants have paid or caused to be paid all sums payable by them under the Indenture; and

              (4) the Applicants have delivered irrevocable written instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

         In addition, the Applicants must deliver officers' certificates to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

         Notwithstanding the satisfaction and discharge of the Indenture, if money has been deposited with the Trustee pursuant to subclause (B) above, the provisions of the Indentures regarding the application of trust money will survive.

         (e) The Evidence Required to be Furnished by the Obligor to the Trustee as to Compliance with the Conditions and the Covenants Provided for in the Indenture.

The Indenture requires:

              (1) Whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Company is required to furnish to the Trustee and the holders of Notes within the time periods specified in the SEC's rules and regulations (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K (or any successor forms) if the Company was required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the SEC on Form 8-K (or any successor forms) if the Company was required to file such reports. In addition, whether or not required by the rules and regulations of the SEC, the Company shall file a copy of all such information and reports with the SEC for public availability within the time periods specified in the SEC's rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. The Company will at all times comply with TIA ss. 314(a).

              (2) The Applicants will deliver to the Trustee, within 120 days after the end of each fiscal year, an officers' certificate stating that a review of the activities of the Applicants and their subsidiaries during the preceding fiscal year has been made under the supervision of the signing officers with a view to determining whether each of the Applicants and their subsidiaries has kept, observed, performed and fulfilled their obligations under the Indenture, and further stating, as to each such officer signing such certificate, that to the best of his or her knowledge each of the Applicants has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a default or Event of Default has occurred, describing all such defaults or Events of Default of which he or she may have knowledge and what action each of the Applicants, as the case may be, is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event, its nature and status and what action each of the Applicants, as the case may be, is taking or proposes to take with respect thereto.

              (3) So long as not contrary to the then current recommendations of the American Institute of Certified Public Accountants, the year-end financial statements delivered pursuant to clause (1) above shall be accompanied by a written statement of the Company's independent public accountants (who shall be a firm of established national reputation) that in making the examination necessary for certification of such financial statements, nothing has come to their attention that would lead them to believe that the Company has violated any certain provisions of the Indenture or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly to any person for any failure to obtain knowledge of any such violation.

              (4) The Applicants will, so long as any of the Notes are outstanding, deliver to the Trustee, within 10 days after any Officer of the either of the Applicants becomes aware of any Event of Default, an officers' certificate specifying such Event of Default, the period of existence thereof and what action each of the Applicants, as the case may be, is taking or proposes to take with respect thereto.

              (5) In the event that any other indebtedness of the Applicants that is contractually subordinated to the Notes is declared due and payable before the stated maturity of such indebtedness because of the occurrence of an event of default thereunder, the Issuers shall give prompt notice in writing of such happening to the Trustee.

9.       Other Obligors.

         Aside from the Company and NLC, there is no other person who is anticipated to be an Obligor under the Indenture.

Contents of application for qualification. This application for qualification comprises:

         (a) Pages number 1 to 23, consecutively.

         (b) The statement of eligibility and qualification on Form T-1 of Wells Fargo Bank Minnesota, National Association, as Trustee under the indenture to be qualified (filed herewith as Exhibit 25.1).

         (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

EXHIBIT                             DESCRIPTION

Exhibit T3A-1                      Form of Certificate of Incorporation
                                   of the Company to become effective as
                                   of the Effective Date (filed herewith).

Exhibit T3A-2                      Form of Certificate of Incorporation of NLC
                                   to become effective as of the Effective
                                   Date (filed herewith).

Exhibit T3B-1                      Form of Bylaws of the Company to become
                                   effective as of the Effective Date (filed herewith).

Exhibit T3B-2                      Form of Bylaws of NLC to become effective
                                   as of the Effective Date (filed herewith).

Exhibit T3C                        Form of Indenture, to be dated as of
                                   the Effective Date, among the Company,
                                   NLC and Wells Fargo Bank Minnesota,
                                   National Association, as Trustee, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

Exhibit T3D                        Not applicable.

Exhibit T3E-1                      Disclosure Statement of the Debtors dated
                                   June 13, 2002 (previously filed).

Exhibit T3E-2                      First Amended Joint Plan of Reorganization
                                   of the Debtors dated June 13, 2002
                                   (previously filed).

Exhibit T3F                        A cross reference sheet showing the
                                   location in the Indenture of the
                                   provisions therein pursuant to Section
                                   310 through 318(a), inclusive, of the
                                   TIA (filed herewith).

Exhibit 25.1 Form T-1 qualifying Wells Fargo Bank Minnesota, National Association, as Trustee under the Indenture to be qualified
                                   (filed herewith).


                                 SIGNATURES

         Pursuant to the requirements of the Trust Indenture Act of 1939, Comdisco, Inc., a corporation organized and existing under the laws of the State of Delaware, on behalf of each of the Applicants has duly caused this Amendment No.1 to Application on Form T-3 to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Rosemont and State of Illinois, on July 19, 2002.



(SEAL)                                      Comdisco, Inc.


Attest:    /s/  Robert E.T. Lackey          By:        /s/  Ronald C. Mishler
         ---------------------------                 ---------------------------
Name:    Robert E.T. Lackey                 Name:    Ronald C. Mishler
Title:   Executive Vice President,          Title:   President, Chief Operating
         Chief Legal Officer and Secretary           Officer and Chief Financial
                                                     Officer


EXHIBIT                                     DESCRIPTION
-------                                     -----------

Exhibit T3A-1                      Form of Certificate of Incorporation
                                   of the Company to become effective as
                                   of the Effective Date (filed herewith).

Exhibit T3A-2                      Form of Certificate of Incorporation of NLC
                                   to become effective as of the Effective
                                   Date (filed herewith).

Exhibit T3B-1                      Form of Bylaws of the Company to become
                                   effective as of the Effective Date (filed herewith).

Exhibit T3B-2                      Form of Bylaws of NLC to become effective as
                                   of the Effective Date (filed herewith).

Exhibit T3C                        Form of Indenture, to be dated as of
                                   the Effective Date, among the Company,
                                   NLC and Wells Fargo Bank Minnesota,
                                   National Association, as Trustee, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

Exhibit T3D                        Not applicable.

Exhibit T3E-1                      Disclosure Statement of the Debtors dated
                                   June 13, 2002 (previously filed).

Exhibit T3E-2                      First Amended Joint Plan of Reorganization
                                   of the Debtors dated June 13, 2002
                                   (previously filed).

Exhibit T3F                        A cross reference sheet showing the
                                   location in the Indenture of the
                                   provisions therein pursuant to Section
                                   310 through 318(a), inclusive, of the
                                   TIA (filed herewith).

Exhibit 25.1 Form T-1 qualifying Wells Fargo Bank Minnesota, National Association, as Trustee under the Indenture to be qualified
                                   (filed herewith).